Exhibit 99.3

1500 1055 West Georgia Street
Vancouver BC, V6E 4N7 Canada

Notice of
Annual General Meeting
of Shareholders
For Fiscal 2017

When:	On Friday, September 8, 2017 at 10:00 a.m. Pacific Daylight Time.

Where:	At the Fraser Room, McMillan LLP, Royal Centre, Suite 1500
1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Record Date:	The “Record Date” is August 4, 2017 and is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Agenda:	The purpose of this meeting (the “Meeting”) is to conduct the following business:

1.	To receive and consider our consolidated financial statements for the financial year ended June 30, 2017 and the auditor’s reports thereon;

2.	To vote to fix the number of directors at four (4);

3.	To vote to elect four directors to our “Board” of directors;

4.

To vote to appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor to serve for the ensuing fiscal year until the next annual general meeting; and, further the Board is authorized to fix their remuneration;

5.	To transact such other business that may be properly brought before the Meeting.

Meeting
Materials:	This “Notice” is mailed to shareholders with the following three enclosed documents:

1.	A “Circular”, prepared by management that contains important information about the Meeting and the Agenda. It also provides particular details about each one of the matters to be considered and voted on at the Meeting. It also includes detailed information on who is entitled to vote and the issues to be voted on. Please read the Circular carefully before voting.

2.	EITHER, a “Form of Proxy”, for use by our registered shareholders in voting, is enclosed with this Notice;

3.	OR, a “Voting Instruction Forms” or “VIFs” for use by our non-registered or beneficial shareholders in voting, is enclosed with this Notice.

Please read the information and follow the instructions in the Circular and use either the Form of Proxy or the VIF to vote by following the instructions on each in order to conveniently vote in person or by proxy using mail, the internet, or a touch tone phone.

Your vote is important!

BY ORDER OF THE BOARD OF DIRECTORS,

//signed// “Richard L. McAdoo”

Richard L. McAdoo
Chairman of the Board
Vancouver, British Columbia
August 4, 2017